EXHIBIT 99.1

Allied Gold Energizes Power Line, Feeds First Ore to the Crushing Circuit as the Kurmuk Mine Progresses Toward Completion of Commissioning and Transitions to Operations

TORONTO, Sept. 17, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (TSX: AAUC; NYSE: AAUC) (“Allied” or the “Company”) is pleased to provide an update on the Kurmuk Mine (the “Kurmuk Mine”) in Ethiopia. As the Kurmuk Mine completes commissioning and transitions toward operations, it will become one of the Company’s premier gold mines, generating significant growth in gold production and cash flows. Connection to the national Ethiopian electrical grid, a significant milestone, has been completed, and first ore has been fed through the crushing circuit of the processing facility. Mining continues to advance as planned, with ore stockpiles building to support ramp-up to commercial production.

Highlights

  Grid connection. The power line connecting the Kurmuk Mine to the Ethiopian electrical grid has been successfully commissioned and energized, thereby marking a significant milestone toward the start of operations.
  First ore crushed. Earlier this month, first ore was delivered to the commissioned crushing circuit, thereby marking another important milestone for the Kurmuk Mine’s operational readiness.
  Mining and ore stockpiling. Mining activities continue to advance well and ore stockpiles are on track to support plant feed during ramp-up to commercial production.
  Commissioning progressing across the site. The Company expects to introduce first ore to the grinding circuit in the coming weeks with first gold to follow soon thereafter.

Power and Energization

The 88-kilometre-long power line connecting the Kurmuk Mine to the Ethiopian electrical grid has been successfully commissioned and energized, and is now supplying sufficient power to complete commissioning and advance ramp-up of operations. The 132-kV power line and related substations were completed by Ethiopian Electric Power (“EEP”) and provide the Company with electrical power at a fixed rate of approximately US$0.04 per kilowatt-hour, pursuant to a 20-year power purchase agreement with EEP, which supports the expected low production costs.

First Ore Through the Crushing Circuit

Earlier this month, first ore was fed through the crushing circuit. The full handover of the crushing circuit from the commissioning team to the operations team is now underway. The Company expects to introduce ore to the grinding and downstream circuits as commissioning of those systems is progressively completed.

Mining and Ore Stockpiling

Mining activities continue to advance well with ore stockpiles being established to support plant feed during ramp-up to commercial production and, in addition, exposed mineralized zones from mining show expected widths and grades. As of today, the Company is on track with mining activities and has established an ore stockpile of approximately one million tonnes, and stockpiled ore levels are planned to continue increasing to nearly 1.5 million tonnes, or three months of ore feed ahead of full circuit commissioning, which, together with ore available from ongoing mining activities, will provide ample ore feed to support a controlled, steady ramp-up into commercial production. As previously disclosed, mining will initially come from the Dish Mountain and Ashashire open pits which contain the entire current inventory of Mineral Resources and Mineral Reserves. Exploration efforts to expand mineral inventories and extend mine life by extending known deposits and discovering and developing new ore sources within the property are also progressing.

Commissioning Progressing Across Site

Individual systems are being completed, tested, verified against design parameters, and handed over from the construction and commissioning team to the operations team. The balance of commissioning activities continues to advance across the site, with the remaining electrical, instrumentation and systems testing well underway. The Company expects to introduce first ore to the grinding circuit soon with first gold expected shortly thereafter.

About the Kurmuk Mine

The Kurmuk Mine, located in the Benishangul-Gumuz region of western Ethiopia, represents the cornerstone of Allied Gold's organic growth strategy. The mine is a conventional truck-and-shovel open-pit operation from two initial open pits with an equally conventional CIL processing plant. The mine currently contains 2.7 million ounces of Proven and Probable Mineral Reserves in Dish Mountain and Ashashire, which are the initial ore sources for production. Significant exploration opportunities across a prospective 1,450 km² land package are expected to increase the mineral inventories and mine life. Designed as a large-scale mining operation with access to low-cost grid power, the Kurmuk Mine is expected to become a significant contributor to Allied Gold's production and cash flows with production guidance of 240,000 to 270,000 ounces in its first full year and approximately 300,000 ounces the following year and production averaging at least 240,000 ounces per year for an initial strategic target mine life of 15 years. Over its first four years of operation, the mine is expected to average approximately 290,000 ounces of gold production annually at industry-leading costs, while ongoing optimization initiatives and significant exploration potential provide additional operational flexibility and long-term growth opportunities.

Qualified Person

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services), a Qualified Person as defined by National Instrument 43-101.

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d’Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next-generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” under applicable Canadian securities legislation. Forward-looking statements are characterized by words such as “plan”, “expect”, “target” and other similar words. Except for statements of historical fact, information contained herein constitutes forward-looking information, including, but not limited to, statements related to the sequence, scope and completion of commissioning, ramp-up to commercial production and handover; the expectation that Kurmuk will become one of the Company’s premier gold mines, generating significant growth in gold production and cash flows; completion of EEP works, availability of grid power and the benefits of the power purchase agreement; ore availability for commissioning and ramp-up; the timing of first ore to the mill and first gold; the production outlook; future processing capacity and annual and mine-life gold production; expected industry-leading cost performance, exploration and expansion plans; the generation of cash flow, profitability and shareholder returns and improvements in the scale and quality of the Company’s portfolio; and the Company’s growth and shareholder-value objectives.

The material assumptions underlying these statements include timely completion of remaining commissioning and utility works and receipt of required approvals; sufficient and reliable grid power, water and other infrastructure; the availability of suitable ore at planned grades and metallurgical characteristics; plant performance, availability and recovery consistent with the mine plan; the availability of personnel, contractors, equipment, consumables and funding; and no material adverse changes in commodity prices, exchange rates, costs, or the regulatory, security and operating environment. Actual results may differ materially if these assumptions are not met.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include, without limitation, delays or interruptions in power supply and utility works; commissioning delays, equipment failures and an inability to sustain intended throughput or recovery; and risks and uncertainties related to the Company’s ability to meet its expansion and operational optimization goals, including production increases; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; counterparty, credit, liquidity and interest rate risks and access to financing; uncertainty in the estimation of Mineral Reserves and Mineral Resources; Allied’s ability to replace and expand Mineral Resources and Mineral Reserves; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; the Company’s compliance with anti-corruption laws; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); timing and possible outcome of pending and outstanding litigation and labour disputes; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; repatriation of funds from foreign subsidiaries; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of the Company’s common shares; risks associated with financial projections; force majeure events; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to in the Company’s current Annual Information Form and Form 40-F available under its profile on SEDAR+ at www.sedarplus.ca and www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of providing investors with information concerning the Company’s expectations and plans relating to its Kurmuk Mine, and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the U.S. Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian NI 43-101 and CIM Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.